U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File No.: 001-04192

Scully Royalty Ltd.

(Translation of Registrant's name into English)

Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SCULLY ROYALTY LTD.

Report of Voting Results

This report describes the matters voted upon and the outcome of such votes at the extraordinary general meeting of Scully Royalty Ltd. (the "Company") held on May 31, 2019 in Hong Kong (the "Meeting"). Each of the matters voted upon is more fully set forth in the Company's proxy statement dated May 8, 2019.

1.	Name Change

The special resolution to change the Company's name to "Scully Royalty Ltd." was approved:

Votes For (#)	Votes For (%)	Votes Against (#)	Votes Against (%)	Votes Abstained (#)	Votes Abstained (%)
10,400,735	98.81	116,190	1.10	9,566	0.09

2.	Consolidation / Split

The special and ordinary resolutions to effect: (i) a share consolidation on a 25 to 1 basis and (ii) a subsequent share split on a 1 to 25 basis, together with related amendments to the Amended and Restated Memorandum and Articles of Association of the Company were approved:

Votes For (#)	Votes For (%)	Votes Against (#)	Votes Against (%)	Votes Abstained (#)	Votes Abstained (%)
8,672,858	82.39	1,841,265	17.49	12,368	0.12

DATED this 4th day of June, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date: June 4, 2019

NEWS RELEASE
MFC Bancorp Ltd. 1 (844) 331 3343 info@mfcbancorp.com

MFC BANCORP LTD. PROVIDES UPDATE ON CORPORATE ACTIONS

HONG KONG (May 31, 2019) . . . MFC Bancorp Ltd. (the "Company" or "MFC") (NYSE: MFCB) announces that, at its extraordinary general meeting of shareholders held today, the Company's shareholders approved its previously announced share consolidation and subsequent forward split. As a result, effective at the close of business on June 3, 2019, the Company will complete a share consolidation (the "Consolidation") of the issued and outstanding common shares of the Company on a 25 to 1 basis followed by a subsequent share split of the post-consolidation common shares on a 1 to 25 basis (the "Consolidation / Split").

No fractional interests will be issued as a result of the Consolidation. Accordingly, accounts with less than 25 common shares immediately prior to the Consolidation ("Fractional Holders") will not receive any resulting fractional share interests resulting therefrom. As soon as reasonably practicable after the Consolidation, the Company's transfer agent, Computershare, will aggregate and sell such fractional interests at the then-prevailing market prices on account of such Fractional Holders. After such sale and upon surrender of such shareholders' stock certificates, Computershare will pay Fractional Holders their applicable pro rata share of the net proceeds thereof (after customary brokerage commissions and other expenses). Shareholders who hold 25 or more common shares immediately prior to the Consolidation should not be impacted by the Consolidation / Split and should hold the same number of common shares of the Company both before and after the Consolidation / Split.

Computershare will be sending information packages to registered Fractional Holders after the Consolidation with instructions on how to surrender their common share certificates. The Company intends to treat Fractional Holders who hold their shares through banks, brokers or other nominees in the same manner as its registered Fractional Holders. Accordingly, the Company will instruct all nominees to effect the Consolidation / Split for their beneficial holders. Those shareholders who hold their common shares through a bank, broker or other nominee should contact such broker or nominee with any questions in this regard.

In addition, at the extraordinary general meeting, the Company's shareholders approved the previously announced name change of the Company to "Scully Royalty Ltd.". The name change will become effective at the close of business on June 3, 2019 and the Company's common shares will commence trading on the NYSE under the new symbol "SRL" on June 4, 2019.

Certificates representing Common Shares will not be affected by the name change and will not need to be exchanged except in relation to Fractional Holders as described above. Further information regarding the above corporate actions is set forth in the Company's proxy statement dated May 8, 2019, a copy of which is available under the Company's profile at www.sec.gov.